UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Consolidated Communications Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

209034107

(CUSIP Number)

Searchlight III CVL, L.P.

c/o Searchlight Capital Partners, L.P.

745 5th Avenue – 27th Floor

New York, NY 10151

Attention: Nadir Nurmohamed

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 114,680,271 shares of Common Stock outstanding as of March 2, 2023 as reported by the Issuer in its most recently filed Definitive Proxy Statement filed with the SEC on March 21, 2023.

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Searchlight III CVL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 39,338,753
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 39,338,753
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,338,753
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.3% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 114,680,271 shares of Common Stock outstanding as of March 2, 2023 as reported by the Issuer in its most recently filed Definitive Proxy Statement filed with the SEC on March 21, 2023.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D jointly filed by Searchlight III CVL, L.P., a Delaware limited partnership (“Searchlight III CVL”) and Searchlight III CVL GP, LLC, a Delaware limited liability company and the general partner of Searchlight III CVL (“Searchlight III CVL GP” and, together with Searchlight III CVL, the “Reporting Persons”), with the Securities Exchange Commission (the “Commission”) on October 13, 2020 (as it may be amended from time to time, the “Schedule 13D”), relating to the shares of common stock, par value $0.01 per share (“Common Stock”), of Consolidated Communications Holdings, Inc. (the “Issuer”). Initially capitalized terms used in this Amendment No. 5 that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On April 12, 2023, Searchlight Capital Partners, L.P., on behalf of its affiliated investment funds (collectively, “Searchlight”), and British Columbia Investment Management Corporation (“BCI”) submitted to the board of directors of the Issuer (the “Board”) a letter setting forth a non-binding proposal to acquire all of the outstanding shares of Common Stock of the Issuer that are not owned by Searchlight or BCI for cash consideration of $4.00 per share of Common Stock (the “Proposal”). A copy of the Proposal is filed as Exhibit 10 to this Amendment No. 5, and the information set forth in the Proposal is incorporated by reference herein.

The Proposal may result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of the Schedule 13D, including, without limitation, an acquisition of additional securities of the Issuer, an extraordinary corporate transaction (such as a merger) involving the Issuer, delisting of the Common Stock from the Nasdaq Global Select Market and other material changes in the Issuer’s business or corporate structure.

While the Proposal remains under consideration by the Board and a special committee thereof referred to in the Proposal, the Reporting Persons and their affiliates and representatives expect to discuss the Proposal and related matters with the Company, the Board, the special committee and their respective representatives, as well as potential equity financing sources, shareholders and other interested parties. The Reporting Persons do not intend to provide additional disclosures regarding the Proposal until a definitive agreement has been reached unless disclosure is otherwise required under applicable U.S. securities laws.

No assurances can be given that a definitive agreement will be reached or that the transactions contemplated by the Proposal will be consummated. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth above in Item 4.

Item 7. Materials to be Filed as Exhibits.

The following is filed herewith as an Exhibit to the Schedule 13D:

Exhibit 10	Proposal, dated April 12, 2023, from Searchlight and BCI to the Board

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2023

SEARCHLIGHT III CVL, L.P.

By:	Searchlight III CVL GP, LLC
Its:	general partner

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person

SEARCHLIGHT III CVL GP, LLC

By:	/s/ Andrew Frey
Name: Andrew Frey Title: Authorized Person